# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Corvex, Inc., CIK 0001734750
CUSIP: 62459M305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3401 North Fairfax Drive, Suite 3230, Arlington, Virginia (VA), 22226
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0002117217
Persons authorized to receive notices and communications: John Crystal III, 3401 North Fairfax Drive, Suite 3230, Arlington, Virginia (VA), 22226, (866) 438-4787

## Reporting persons
- John Crystal III (CIK 0002117217): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,071,809; shared voting power 0; sole dispositive power 4,071,809; shared dispositive power 0; aggregate amount beneficially owned 4,071,809 (14.8% of the class)
  Comment: (1) Consists of (i) 3,360,488 shares of Common Stock held directly by Mr. John Crystal III (the "Reporting Person") and (ii) 711,321 shares of Common Stock held by the John Adler Crystal III Roth IRA (the "Trust"). The Reporting Person is the trustee of the Trust. The Reporting Person disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein. Such amount excludes an additional 3,054,235 shares of Common Stock underlying restricted stock units that will not vest in the next 60 days and 2,902,143 shares of Common Stock underlying stock options that are not exercisable in the next 60 days.
  
  (2) Based on the 27,635,745 shares of Common Stock outstanding as of July 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Corvex, Inc.
Address of issuer's principal executive offices: 3401 North Fairfax Drive, Suite 3230, Arlington, Virginia (VA), 22226
Comment: This Schedule 13D relates to the shares of common stock, par value $0.0001 (the "Common Stock") of Corvex, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3401 North Fairfax Drive, Suite 3230, Arlington, Virginia, 22226.

## Item 2. Identity and Background
Name of person filing: John Crystal III (the "Reporting Person").
Residence or business address: The business address for the Reporting Person is: 3401 North Fairfax Drive, Suite 3230, Arlington, Virginia, 22226.
Present principal occupation or employment: Mr. Crystal serves as Co-Chief Executive Officer of the Issuer and a member of the Issuer's Board of Directors.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person received an aggregate of 4,071,809 shares of Common Stock between March and July 2026 as consideration from the Issuer's acquisition of Corvex Legacy Holdings, Inc. (formerly Corvex, Inc.) ("Corvex OpCo"). The Reporting Person's ownership of Corvex OpCo securities was funded from his personal funds or received for services as Co-Chief Executive Officer of Corvex OpCo. All other shares of Common Stock and derivative securities described in Item 5 below have been issued to the Reporting Person in connection with his services to the Issuer as Co-Chief Executive Officer and member of the Board of Directors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Crystal serves as Co-Chief Executive Officer of the Issuer and a member of the Issuer's Board of Directors. In such capacity, Mr. Crystal may engage in communications with the Board of Directors of the Issuer, members of management of the Issuer, other shareholders of the Issuer, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as Co-Chief Executive Officer of the Board, Mr. Crystal may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his positions and/or change his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially own an aggregate of 4,071,809 shares of the Issuer's Common Stock. Such amount represents 14.8% of the outstanding shares of Common Stock based on the 27,635,745 shares of Common Stock outstanding as of July 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Crystal has the sole power to vote or direct the vote of 4,071,809 shares of Common Stock; has the shared power to vote or direct the vote of no shares of Common Stock; has the sole power to dispose or direct the disposition of 4,071,809 shares of Common Stock; and has the shared power to dispose or direct the disposition of no shares of Common Stock. Such shares consist of (i) 3,360,488 shares of Common Stock held directly by Mr. Crystal and (ii)711,321 shares of Common Stock held by the Trust. The Reporting Person is the trustee of the Trust and has sole voting and dispositive power over the Common Stock held by the Trust. The Reporting Person disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein. Such amount excludes an additional 3,054,235 shares of Common Stock underlying restricted stock units that will not vest in the next 60 days and 2,902,143 shares of Common Stock underlying stock options that are not exercisable in the next 60 days.
Transactions in the class effected during the past sixty days: On March 19, 2026, the Reporting Person received various shares of the Issuer's preferred stock representing an aggregate of 4,071,809 shares of Common Stock as consideration for the Issuer's acquisition of Corvex OpCo. Pursuant to the conversion of such shares of preferred stock, 18,132 shares of Common Stock were received on March 31, 2026 and an additional 4,053,677 shares of Common Stock were received on July 7, 2026. The Reporting Person's ownership of Corvex OpCo securities was funded from his personal funds and as compensation for his services as Co-Chief Executive Officer of Corvex OpCo.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Power of Attorney, dated July 7, 2026.

## Signatures
- John Crystal III: /s/ Mark Busch, Attorney-in-Fact (07/08/2026)
Comment: This Schedule 13D was executed by Mark Busch as Attorney-in-Fact for John Crystal III pursuant to the Power of Attorney granted thereby, a copy of which is attached as Exhibit 1.